UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INFOBLOX INC.

(Name of Subject Company (Issuer))

DELTA HOLDCO, LLC

INDIA MERGER SUB, INC.

(Name of Filing Persons (Offerors))

VISTA EQUITY PARTNERS FUND VI, L.P.

(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

45672H104

(CUSIP Number of Class of Securities)

David A. Breach

Delta Holdco, LLC

c/o Vista Equity Partners Management, LLC

4 Embarcadero Center, 20th Floor

San Francisco, CA 94111

(415) 765-6500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Sarkis Jebejian

Joshua Zachariah

Joseph Halloum

Kirkland & Ellis LLP

555 California Street, Suite 2700

San Francisco, California 94104

(415) 439-1400

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INFOBLOX ANNOUNCES AGREEMENT TO BE ACQUIRED BY VISTA EQUITY PARTNERS

FOR $26.50 PER SHARE IN CASH

Transaction Valued at Approximately $1.6 Billion

Purchase Price Represents a 33% Premium Over 60 Day Average and 73% Premium to Unaffected Stock Price

Santa Clara, California – September 19, 2016 – Infoblox Inc. (NYSE: BLOX), the network control company, today announced that it has entered into a definitive agreement to be acquired by Vista Equity Partners (“Vista”), a leading private equity firm focused on software, data and technology-enabled businesses. Under the terms of the agreement, Infoblox stockholders will receive $26.50 per share of common stock in cash, which represents a 33% premium to Infoblox’s average closing share price over the last 60 trading days, and a 73% premium to Infoblox’s unaffected closing price as of May 11, 2016, when media reports of interest in acquiring Infoblox were first published. The transaction values Infoblox at approximately $1.6 billion. The agreement was unanimously approved by Infoblox’s Board of Directors.

“Vista has an excellent track record of supporting and adding value to technology companies, and we are thrilled to bring on a partner of their caliber and strategic expertise,” said Jesper Andersen, President and CEO of Infoblox. “This transaction will provide immediate and substantial value to Infoblox stockholders, while also giving Infoblox greater flexibility to execute on our long-term strategy to drive increased DDI automation and DNS security into the enterprise market. We are excited to begin our partnership with Vista and look forward to leveraging their operational insights as we continue to deliver the industry-leading products, solutions and customer service on which our customers rely.”

“As all industries are moving to the cloud in record speed, and as connected devices proliferate, companies depend more than ever on network automation and security,” said Brian Sheth, Co-Founder and President of Vista Equity Partners. “Infoblox is the trusted market leader in DDI solutions, and their strategy and portfolio of secure automated networking solutions make the company uniquely positioned to deliver for its customers. We are looking forward to working with the talented team at Infoblox to support the company’s strategic vision and grow its industry leadership.”

Infoblox’s Board of Directors received and thoroughly evaluated multiple indications of interest before deciding to proceed with this transaction. The transaction will be effected by means of a tender offer followed by a merger, and the Infoblox Board of Directors unanimously recommends Infoblox stockholders tender their shares in the offer. The transaction is expected to close in Infoblox’s fiscal second quarter, subject to customary closing conditions and regulatory approvals. Infoblox will maintain its corporate headquarters in Santa Clara, California and continue to be led by its current executive team.

For further information regarding the terms and conditions contained in the definitive merger agreement, please see Infoblox’s Current Report on Form 8-K, which will be filed in connection with this transaction.

Morgan Stanley is acting as exclusive financial advisor and Fenwick & West LLP is acting as legal advisor to Infoblox. Vista’s legal advisor is Kirkland & Ellis LLP.

About Infoblox

Infoblox (NYSE: BLOX) delivers Actionable Network Intelligence to enterprise, government, and service provider customers around the world. As the industry leader in DNS, DHCP, and IP address management, the category known as DDI, Infoblox (www.infoblox.com) provides control and security from the core—empowering thousands of organizations to increase efficiency and visibility, reduce risk, and improve customer experience.

About Vista Equity Partners

Vista Equity Partners, a U.S.-based private equity firm with offices in Austin, Chicago and San Francisco, with more than $26 billion in cumulative capital commitments, currently invests in software, data and technology-based organizations led by world-class management teams with long-term perspective. Vista is a value-added investor, contributing professional expertise and multi-level support towards companies realizing their full potential. Vista’s investment approach is anchored by a sizable long-term capital base, experience in structuring technology-oriented transactions, and proven management techniques that yield flexibility and opportunity in private equity investing. For more information, please visit www.vistaequitypartners.com.

Forward Looking Statements

All statements in this communication that are not statements of historical fact are forward looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. These statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in forward-looking statements, including, but not limited to: (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Infoblox’s stockholders that will support the proposed transaction and tender their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for Infoblox will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require Infoblox to pay a termination fee or other expenses; (vii) risks regarding the failure to obtain the necessary financing to complete the proposed transaction; (viii) risks related to the debt financing arrangements entered into in connection with the proposed transaction; (ix) the effect of the announcement or pendency of the proposed transaction on Infoblox’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, resellers, channel partners, suppliers and others with whom it does business, or its operating results and business generally; (x) risks related to diverting management’s attention from Infoblox’s ongoing business operations; (xi) the risk that unexpected costs will be incurred in connection with the proposed transaction; (xii) changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; (xiii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability and (xiv) other factors as set forth from time to time in Infoblox’s filings with the Securities and Exchange Commission, which are available on our investor relations Web site (http://ir.infoblox.com/) and on the SEC’s Web site (www.sec.gov). All information provided in this communication is as of the date hereof, and stockholders of Infoblox are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. Infoblox does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after this communication, or to reflect the occurrence of unanticipated events, except as required by applicable law.

Additional Information and Where to Find It

The tender offer described in this communication has not yet commenced and this communication is not a recommendation or an offer to purchase or a solicitation of an offer to sell shares of Infoblox Inc. (the “Company”). At the time the tender offer is commenced India Merger Sub, Inc. (“Merger Sub”) will file with the SEC a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, and the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer. Merger Sub and the Company intend to mail these documents to the stockholders of the Company. These documents, as they may be amended from time to time, will contain important information about the tender offer and stockholders of the Company are urged to read them carefully when they become available. Stockholders of the Company will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and the other documents filed by the Company with the SEC will be made available to all stockholders of the Company free of charge at http://ir.infoblox.com

CONTACTS:	Investor Contact: Renee Lyall Infoblox 408-986-4748 rlyall@infoblox.com

Media Contact: For Infoblox John Christiansen / Megan Bouchier Sard Verbinnen & Co 415-618-8750

For Vista Equity Partners Alan Fleischmann Laurel Strategies 202-413-4495 mstakelin@laurelstrategies.com